UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby proceeds by means of the present document to notify the following:

RELEVANT INFORMATION

BBVA hereby communicates information relating to the capital increase to be charged to voluntary reserves resolved by the Annual General Meeting of BBVA Shareholders held on 11th March 2016, under agenda item three, section 3.2, by which a shareholder remuneration system called “Dividend Option” is to be instrumented. Accompanying this relevant information notice is an information note related to the referred capital increase.

Madrid, 15th September 2016

INFORMATION NOTE

The Annual General Meeting of BBVA Shareholders held on 11th March 2016 approved, under agenda item three, section 3.2, a capital increase to be charged to voluntary reserves (the “Capital Increase”) for the instrumentation of the shareholder remuneration system called “Dividend Option”, allowing BBVA shareholders to elect to receive their remuneration in newly issued BBVA shares or, at their election, in cash.

The execution of the Capital Increase will be proposed to BBVA’s Board of Directors for its consideration and if approved it is expected to be executed in accordance with the following timetable1:

•	28th September 2016: Communication of the number of rights of free allocation necessary to receive one new share and the definitive price at which BBVA will commit to purchase those rights[2].

•	30th September 2016 (23:59 Madrid (Spain) time): Last trading date for allocation of rights of free allocation.

•	3rd October 2016: Rights of free allocation trading period begins in Spain.

•	13th October 2016: Deadline for requesting payment in cash (sale of rights of free allocation to BBVA).

•	17th October 2016: Rights of free allocation trading period ends.

•	19th October 2016: Payment date to shareholders who have requested payment in cash (sale of rights of free allocation to BBVA).

•	25th October 2016: New shares allocated to shareholders.

•	26th October 2016: Initiation of ordinary trading of the new shares on the Spanish stock exchanges[3].

Finally, it is estimated that, assuming BBVA’s Board of Directors approves the execution of the Capital Increase, the gross purchase price at which BBVA will purchase rights of free allocation, in accordance with the formula approved by the Annual General Meeting of BBVA Shareholders, will be around 0.08 euro per right of free allocation.

Madrid, 15th September 2016

[1]	This schedule is tentative and will be subject to the execution of the Capital Increase by BBVA’s Board of Directors and to obtaining all necessary authorisations. Further, the tentative dates indicated may be modified or may vary on the overseas exchanges where BBVA shares or ADRs are traded.
[2]	The reference price of the BBVA shares (RP) used for those purposes will correspond to the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform (Mercado Continuo) over the five (5) trading days prior to the date of such communication, which would correspond to days 21st, 22nd, 23rd, 26th and 27th September 2016.
[3]	Listing will also be requested on the overseas exchanges on which BBVA shares or ADRs are traded.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: September 15, 2016	By: /s/ Erik Schotkamp
Name: Erik Schotkamp
Title: Capital and Funding Management Director